CONFIDENTIAL

AMENDMENT NO. 1

This amendment (the “Amendment”) between the parties signing below (“Parties”) is entered into as of _______________, 2020:

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement
“ALPS”	ALPS Fund Services, Inc.
“Fund”	Axonic Alternative Income Fund

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B hereto.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.	Axonic Alternative Income Fund

By:	By:

Name:	Name:	John Kelly

Title:	Title:	Chief Financial Officer

Schedule A to this Amendment

Amendments

Effective December 30, 2019 (the date of commencement of operations of the Axonic Strategic Income Fund, a series of The Axonic Funds, a Delaware statutory trust operating as an open-end management investment company) (the “Effective Date”), the Existing Agreement is amended as follows:

1.	Renewal Term. Notwithstanding Section 15(b) of the Existing Agreement, the Parties agree to renew the Existing Agreement under the terms set forth in this Amendment for a period that ends three (3) years after the Effective Date (the “New Renewal Term”).

2.	Notices. The address to be used for purposes of providing notices and other communications to ALPS as set forth in Section 21 of the Existing Agreement is deleted in its entirety and replaced with the following:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

Attn: General Counsel

Fax: (303) 623-7850

3.	Compensation. Appendix B is deleted in its entirety and replaced with the Appendix B attached hereto.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

APPENDIX B

COMPENSATION

Fund Administration, Fund Accounting, Legal and Tax Administration Services:

The fees to be paid to ALPS by the Fund shall be the GREATER OF (i) an annual minimum fee of $220,000*‡, OR (ii) the results of an application of the following basis point fee schedule applicable to the Fund and the Axonic Strategic Income Fund (“Strategic Income Fund”) in the aggregate:

Annual Net Assets†	Annual Basis Points Fee*
Between $0- $250 MM	9.0
Next $250 MM	7.0
Next $500 MM	5.0
Above $1B+	4.0

•	$15,000 per each additional share class (excluding the first two (2) share classes of the Fund)

•	All fees will be calculated daily and billed monthly by ALPS.

†	Annual Net Assets will be determined using the aggregate then-current net assets of the Fund and the Strategic Income Fund

*	Subject to an annual cost of living adjustment pursuant to Section 2(a) of the Agreement.

‡	In the event of the liquidation of the Strategic Income Fund during the term of the Existing Agreement, the annual minimum fee applicable to the Fund shall be $145,000.

Out-of-Pocket Expenses:

All out-of-pocket expenses are passed through to the Fund at cost, including, as applicable, but not limited to: security pricing and data fees, Bloomberg fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, travel expenses to Board meetings and on-site reviews, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), FINRA advertising/filing fees (including additional ALPS fees for expedited reviews), registered representative state licensing fees, liquidity services fees, expenses related to security reference data, portfolio risk metrics, valuation leveling and/or similar data provided by third party suppliers, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, customized programming/enhancements, enhanced reporting activities and other expenses incurred in connection with the performance of ALPS duties under its Agreement with the Fund and administrative handling fees attributable to management of such expenses. The foregoing list is not intended to be exhaustive and is only illustrative of potential out-of-pocket expenses for which the Fund is responsible. For expenses of a third party from which the Administrator receives services as part of an existing ALPS relationship or agreement, the Fund may be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable).

Late Charges:

All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance to the extent permitted by law.

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